
October 20, 2010

Mr. Jia Zhi Hong, Chief Executive Officer
Kingold Jewelry, Inc.
c/o Yvan-Claude Pierre, Esq.
DLA Piper US LLP
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104

> **Re:** **Kingold Jewelry, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2010**
> **File No. 333-167626**
> **Amendment No. 1 to Form 10-K**
> **for Fiscal Year Ended December 31, 2009**
> **Amendment No. 1 to Form 10-Q for**
> **Fiscal Quarter Ended March 31, 2010**
> **Filed October 4, 2010**
> **File No. 001-15819**

Dear Mr. Jia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your statement in the sixth paragraph of your response letter dated October 1, 2010 that all share information in this filing has been adjusted to reflect your reverse stock split. However, it appears that some of your share information does not reflect your reverse stock split such as on pages 42, 43 and 69. Please review your entire filing and update your share information to reflect your reverse stock split.

<u>Third Party Data, page 6</u>

2. We note your response to comment 8 in our letter dated July 15, 2010 and the related revisions in your filing. Please also delete the statement, "[t]his information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates."

<u>Prospectus Summary, page 7</u>

3. We note your response to comment 10 in our letter dated July 15, 2010. Please disclose if you funded or were otherwise affiliated with any of the studies or reports you cite. Also disclose on page 7 the basis for your assertion that you are one of the leading professional designers and manufacturers of high quality 24 Karat gold jewelry and ornaments. On page 51, disclose the basis for your statement that China has historically been the second largest gold consumer following India.

4. We note your statement on page 10 that you sold 5,120,484 shares of common stock in your December 23, 2009 private placement. Taking into account your reverse stock split, this amount appears inconsistent with Schedule 1 of your Stock Purchase Agreement filed as Exhibit 10.1. Please clarify or revise.

5. We note your response to comment 11 in our letter dated July 15, 2010. It appears that information on your website remains inconsistent with the information provided in your filing. For example, under the Manufacturing page of your website, you state that you have "five patented processes" while the Intellectual Property section on page 55 states you have two patents and have filed applications for 24 patents. Also, the Manufacturing page on your website notes your "strategic partnership with…China University of Geosciences…[which] provides [you] with exclusive rights …" while your filing does not mention any such strategic partnership with exclusive rights. Please reconcile the information in your website and registration statement so that material information about your company is consistent. Please review your entire filing for compliance with this comment.

6. We note your response to comment 13 in our letter dated July 15, 2010 and your disclosure that Fok Wing Lam Winnie is the sole shareholder of Famous Grow and a party to the Call Option Agreement. We further note that under the Amended and Restated Call Option Agreement filed as Exhibit 10.11, Hou Yong Lin is the seller and stated to be the single largest shareholder of Famous Grow.   Please clarify or revise. Please also enhance your disclosure to state the price at which the call option can be exercised. Please review your entire filing for compliance with this comment and update your description of the Call Option Agreement accordingly.

7. We note your response to comment 14 in our letter dated July 15, 2010 and the related revisions in your filing. We further note Table 1 to the Shareholders' Voting Proxy Agreement filed as Exhibit 10.7 and Tables 1 and 2 to the Purchase Option Agreement filed as Exhibit 10.8. According to these exhibits, Wuhan Kingold is owned 66.37 percent by Mr. Jia, 2 percent by Mr. Zhao Bin, 5 percent by Beijing Shouchuang Investment Co., Ltd. with the balance of 26.63 percent owned by 40 shareholders. Please reconcile your disclosure in your filing with your exhibits. Please review your entire filing for compliance with this comment.

Offering Summary, page 13

8. We note that the number of shares outstanding before this offering as seen on the second line under this heading differs from the number of shares outstanding as of June 30, 2010 as disclosed in the last paragraph under this heading, and that both of these numbers differ from the number of shares outstanding as of June 30, 2010 as disclosed on the face of your June 30, 2010 Balance Sheet seen on page F-26. Please revise to disclose a consistent number of shares outstanding as of June 30, 2010, or if these numbers differ because you are disclosing the number of shares outstanding at different dates, revise your disclosures to clarify this. Also apply this comment to your disclosure in the first paragraph under your Capitalization table on page 34.

9. Please disclose the number of shares outstanding after this offering or explain to us why this amount is not the number of shares before this offering plus the number of shares being offered, both of which are currently disclosed.

10. We note your disclosure that the number of shares outstanding after this offering excludes 3,335,241 shares of your common stock reserved for issuance pursuant to outstanding warrants with a weighted average exercise price of $0.52 per share. Please reconcile this per share exercise price to the disclosures in Note 12 to your annual financial statements and Note 11 to your interim financial statements, both of which indicate that the weighted average exercise price is $1.04 per share. Since it appears that the exercise price disclosed on page 13 has not been adjusted for your reverse stock split, please revise.

Recent Developments, page 13

11. Please refer to your tabular presentation of second quarter financials at the top of page 14. We note your disclosure that income from operations for the six months ended June 30, 2009 was $5,082,415. Please revise to disclose the same amount as reflected on your Condensed Consolidated Statements of Income as seen on page F-27. Additionally, if you chose to disclose both basic and fully diluted earnings per share in this table, please revise to disclose the same amounts as reflected on your Condensed Consolidated Statements of Income as seen on page F-27.

Risk Factors, page 16

12. Please refer to your risk factors related to the offering, beginning on page 31. Since you have completed your Use of Proceeds, Capitalization, and Dilution disclosures, it is unclear to us why you still have blanks in these risk factors for amounts such as the dilution per share to new investors, the percentage of outstanding shares that will be owned by existing shareholders after this offering, and the total number of shares outstanding after this offering. Please revise to disclose this information consistent with the disclosures elsewhere in your document.

Use of Proceeds, page 33

13. We note your response to comment 15 in our letter dated July 15, 2010 and the related revisions in your filing. We further note your statement on page 32 that you "have not determined a specific use for a portion of the net proceeds of this offering." Please include this disclosure in your Use of Proceeds section. Please also include a discussion of the principal reasons for this offering. Please see Item 504 of Regulation S-K.

Capitalization, page 33

14. We note that the pro forma amounts seen in your Capitalization table on page 34 reflect an increase in each of cash and equity of $40.766 million as compared to the actual amounts. Please reconcile this increase of $40.766 million to the estimated net proceeds that you expect to receive from this offering, which you disclose on page 33 under the heading Use of Proceeds will be $40.1 million, and revise your disclosures under Use of Proceeds and Capitalization as necessary. If you revise your pro forma Capitalization amounts, please make similar revisions to the pro forma amounts disclosed on page 15 and your adjusted pro forma net tangible book value after the offering as disclosed on page 36.

15. Please refer to the paragraph immediately below your Capitalization table on page 34. Please revise your disclosure concerning the shares issuable upon exercise of your warrants to disclose this information as of your latest balance sheet date instead of December 31, 2009. Additionally, please revise to disclose the weighted average exercise price per share.

16. We note your disclosure concerning the effect of a $1.00 decrease or increase in your offering price. The $5 million amount you are currently disclosing does not appear to represent the change in net proceeds. Please provide us with the details of your calculation to demonstrate how this number considers the change in the underwriting discount and offering costs.

Dilution, page 36

17. Please refer to the third paragraph under this heading. Your statement that your adjusted pro forma net tangible book value after the offering would be $10.9 million appears incorrect. Please revise.

18. We note your disclosure in the second to last paragraph under this heading concerning the impact of the underwriters' over-allotment option. Please expand this disclosure to quantify for your investors the change that would result to your adjusted pro forma net tangible book value per share after the offering and the dilution per share to new investors if the underwriters' over-allotment option is exercised.

19. We note your disclosure concerning the effect of a $1.00 decrease or increase in your offering price. Please revise to quantify the impact on dilution per share to new investors, since it appears that you can calculate this amount from your current information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 39

20. We have reviewed your response to comment 18 in our letter dated July 15, 2010 and reissue our prior comment. As previously requested, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In doing so, quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, to the extent that a reasonably likely change in the assumptions used in your long-lived asset impairment tests would have resulted in an increased impairment charge, please quantify the changes in your assumptions and the potential impact on your financial statements.

21. Please note that your Critical Accounting Policies and Estimates should be limited to accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on your financial condition or operating performance. As such, your disclosures should address the specific accounting estimates and assumptions that meet these criteria for your specific company, rather than providing generic disclosures about the use of accounting estimates and assumptions within the accrual basis of accounting or within US GAAP in general.

Additionally, your disclosures should only address the estimates and assumptions that underlie your accounting policies, making your current disclosures about the economic and political risks of operating in the PRC and how this may impact your operations not applicable to this section of your document. As another example, your disclosure concerning seasonality does not seem appropriate since it does not address any estimates or assumptions that underlie your accounting policies, that are for highly uncertain matters or subject to change, and that could have a material impact on your financial statements. Please revise to comply with the guidance in our Release No. 33-8350.

Liquidity and Capital Resources, page 43

22. We note your response to comment 19 in our letter dated July 15, 2010 and the related revisions on page 43 stating that "the Chinese government has taken preemptive actions to stimulate the PRC economy, implementing a series of policies aimed at boosting domestic consumer spending" and that subsequently, you have "shifted [y]our production from other jewelry manufacturing to focus purely on 24K gold jewelry design and manufacturing." Please enhance your disclosure to discuss the types of government policies implemented by the Chinese government and how you believe they have resulted in increased demand for 24K gold products. Please also specify the "other jewelry manufacturing" you were previously involved in.

Results of Operation, page 45

23. We have reviewed your response to comment 20 in our letter dated July 15, 2010 and reissue our prior comment. Please address the following items and, in doing so, ensure that you revise your results of operations discussion for the comparison of fiscal years 2008 and 2009 and the comparison of the interim periods:

- Where you identify intermediate causes of changes in your operating results, please also sufficiently describe the reasons underlying the intermediate causes. For example, you indicate that the 128% increase in net revenues from fiscal year 2008 to 2009 was primarily the result of an increase in your production, continued success in marketing your products, and the increase in the cost of raw materials. These general disclosures do not adequately explain why net revenues significantly increased. Please explain in reasonable detail the nature of and reasons behind each driving force. For example, explain in sufficient detail why production increased, discuss the specific marketing activities employed, quantify production increases and changes in raw material costs, and explain the degree to which you are able to pass raw material cost increases onto customers. See SEC Release No. 33-8350 and Item 303(a)(3) of Regulation S-K..

- Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, in regards to the revenue change discussed above, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

24. We have reviewed your revisions in response to comment 21 in our letter dated July 15, 2010. While your analysis of operating cash flows for the interim period explains that inventory significantly increased in 2010 because you purchased a significant amount of gold in anticipation of a price hike, you have not provided similar explanations for why your cash flows changed for your annual periods. For example, you have not explained why your inventory decreased and your accounts receivable increased within your analysis of annual operating cash flows, you have not explained why you purchased significantly less property and equipment within your analysis of annual investing cash flows, and you have not explained why you had significant changes in your restricted cash, borrowings, and contributions by stockholders within your analysis of annual financing cash flows. Furthermore, your "Analysis and Expectations" disclosure at the bottom of page 50 provides an analysis of your interim financing cash flows rather than your annual financing cash flows. Please revise.

Business, page 51

25. We note your response to comment 22 in our letter dated July 15, 2010 and the related revisions in your filing stating that your largest customer accounted for approximately 7.83% and 9.8% of your net sales during the years ended December 31, 2009 and 2008, respectively. We further note your statement on page 18 that your "largest distributor accounted for approximately 8.25% and 9.8% of [y]our gross revenues in 2009 and 2008, respectively." Please clarify or revise.

Research and Development, page 54

26. We note your response to comment 23 in our letter dated July 15, 2010 and the related revisions in your filing stating that in 2008 and 2009 you "spent approximately $255,000 to improve [y]our design capabilities." Please enhance your disclosure to specify how much of this approximate $255,000 was spent each year. Please see Item 101(h)(4)(x) of Regulation S-K.

Principal Office and Manufacturing Facilities, page 61

27. We note your statement that your executive offices and factory have a total construction area of 6,961.58 square miles. Please confirm that this is the correct square mileage of the total construction area for your offices and factory.

Directors and Executive Officers, page 62

28. We note your response to comment 26 in our letter dated July 15, 2010. However, we cannot locate the revisions in your filing stating each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Director and Executive Officer Compensation, page 65

Compensation Discussion and Analysis, page 65

29. We note your response to comment 29 in our letter dated July 15, 2010 that your executives are compensated by Wuhan Kingold, that the majority of the services provided by your executives are provided to Wuhan Kingold and Vogue-Show and that your executives do not receive any compensation for services provided to any of its subsidiaries. Please state this in your filing.

Determining Executive Compensation, page 66

30. We note your statement that your compensation committee "annually reviews market compensation levels with comparable jobs in the industry to determine whether the total compensation for [y]our officers remains in the targeted median pay range." Based on this statement, it appears that you engage in benchmarking. Please identify the benchmark and the components of the benchmark. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Employment Agreements, page 66

31. We note your statement that you have entered into an employment agreement with Mr. Liu for a term of three years. It does not appear that the Executive Employment Agreement filed as Exhibit 10.10 provides for a three year term. Please clarify or revise.

Security Ownership of Certain Beneficial Owners and Management, page 68

32. We note your response to comment 31 in our letter dated July 15, 2010 and the related revisions in your filing. Please revise the footnotes to identify the natural persons who have voting and/or investment control over the securities held by the 5% stockholders.

33. Please clarify whether the shares owned by Famous Grow Holdings Limited include any of the shares deposited into escrow pursuant to the Make Good Escrow Agreement.

34. We note your disclosure in footnotes 1 and 2 of your beneficial ownership table stating that Messrs. Jia and Zhao beneficially own 17,350,194 and 575,749 shares, respectively,

and that these represent shares which can be acquired pursuant to a December 21, 2009 Call Option Agreement. We further note that the Amended and Restated Call Option Agreement filed as Exhibit 10.11 is dated December 17, 2009 and does not provide for the allocation of call rights between Messrs. Jia and Zhao. Please clarify how the shares beneficially owned under the Amended and Restated Call Option Agreement by Messrs. Jia and Zhao were calculated.

35. Based on the Schedule 13G filed by Eternal Grace Development on September 23, 2010 and accounting for your reverse stock split, it appears the correct number of shares beneficially owned should be 2,304,055. Please clarify or revise.

Certain Relationships and Related Party Transactions, page 69

36. Please clarify the terms under which the escrowed shares will be delivered to Famous Grow. We note Article 4 in the Make Good Escrow Agreement filed as Exhibit 10.5 provides for an annual return of 1/3 of the escrowed shares contingent on your financial performance. Please also update your beneficial ownership table to indicate whether, if any, shares have been returned to Famous Grow for 2009 pursuant to Article 4. Please review your entire filing for compliance with this comment and update your description of the Make Good Escrow Agreement accordingly.

37. We note your response to comment 32 in our letter dated July 15, 2010 and the related revisions in your filing. Please specify the time period for which payment to Vogue-Show of $7.27 and $2.0 million under the Exclusive Consulting Management and Technical Support Agreement was made. Please also specify how these amounts were calculated.

Financial Statements for the Year Ended December 31, 2009

Consolidated Statements of Cash Flows, page F-5

38. We note that the effect of exchange rates on cash for fiscal 2008 was $301,070. Since this amount appears high in relation to your cash flows and cash balances, please demonstrate to us how your computation of this figure complies with FASB ASC 830-230-45-1, including the example provided in 830-230-55-15.

Note 3 – Inventories, net, page F-16

39. We have reviewed your response to comment 38 in our letter dated July 15, 2010 noting that unsold inventory is melted down and reused in new products. Please provide us with further information regarding your inventory accounting policies and your conversion of finished goods to raw materials and back into finished goods by addressing the following items:

- Tell us and disclose in sufficient detail your accounting policies and procedures for evaluating raw materials, work-in progress, and finished goods for impairment, including how you determine market value for each inventory category.

- Since replacement costs are used in determining market value for raw materials and work-in progress, please tell us if you compare the book value of the melted inventory to the market price of gold in determining whether or not the raw gold inventory should be impaired. Please also quantify the book value of finished good inventory that was melted down during the periods presented.

- Tell us if you record an expense for any abnormal costs at the time you convert finished good inventory back to raw material. In particular, it appears that certain inventoriable costs to produce the original finished goods might represent period charges since there is no longer a future benefit attributed to these "wasted" costs. In your response, please explain how your accounting complies with FASB ASC 330-10-30-8.

Item 16. Exhibits and Financial Statement Schedules, page 88

40. Please update your description of Exhibit 4.16 to include the correct number of warrants issued. We note Exhibit 4.16 grants Mr. Gardner 1,684,789 warrants. Please revise other areas of your disclosure, if applicable.

41. We note your response to comment 4 in our letter dated July 15, 2010 and the related revisions in your filing. Please file or submit exhibits 10.12 to 10.16 with your next amendment, or as soon as possible. For those exhibits you have filed with this amendment, please refile to provide complete and fully executed versions of these contracts. For example and not as an exhaustive list:

  - Please file a complete and fully executed version of Exhibit 10.5 which includes Schedule 1 and Exhibit B;
  - Please file a complete and fully executed version of Exhibit 10.6 to include the missing information in Clause 13.8 and Exhibit A; and
  - Please file complete and fully executed versions of Exhibit 10.7, 10.8 and 10.9.

Undertakings, page 91

42. We note your response to comment 44 in our letter dated July 15, 2010 and the related revisions in your filing. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 92

43. Please revise to reflect that Bin Liu is your principal financial officer and principal accounting officer.

Exhibit 5.1

44. Please include a date and revise the first paragraph to include a share number that is consistent with the number of shares being registered in your registration statement.

45. Please delete the last sentence in the second paragraph, as the qualifications are inappropriate.

46. The reference to the Delaware General Corporation Law in the third paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

47. Please either delete the fourth paragraph or confirm that you will refile an opinion on the day you want the registration statement to go effective.

Exhibit 5.2

48. Please remove the date limitations in the first paragraph on page 2 and the last sentence on page 14 or confirm that you will refile an opinion on the day you want the registration statement to go effective.

49. Counsel may limit reliance with regard to purpose, but not to person. Please revise the third to last paragraph.

50. In the last paragraph, counsel should also consent to being named in the registration statement.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Cover Page

51. Please include the title of your class of securities and the name of the exchange on which they are registered.

Item 9A(T). Controls and Procedures, page 2

52. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

53. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

54. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

55. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

56. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

57. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

58. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

59. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

60. Considering you do not have a separately created audit committee or an audit committee financial expert, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Signatures, page 3

61. We note your response to comment 49 in our letter dated July 15, 2010 and the related revisions in your filing. Please have your officers sign your Form 10-K in their applicable capacities as principal executive officer, principal financial officer and controller or principal accounting officer, and revise your filings to provide for signatures as provided in the form. Please see Form 10-K and General Instruction D(2)(a).

62. Please revise the signature block to include the correct date on which the amendment to your Form 10-K was signed. This comment also applies to the amendment to your Form 10-Q for the fiscal quarter ended March 31, 2010.

Exhibits 31.1 and 31.2

63. Please revise the signature block to include the correct date on which your certifications were signed. This comment also applies to Exhibits 31.1 and 31.2 filed with the amendment to your Form 10-Q for the fiscal quarter ended March 31. 2010.

<u>Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2010</u>

<u>Exhibits 31.1 and 31.2</u>

64. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your replacement of the word "registrant" with "small business issuer" throughout your certification and your alteration of the numbering in the subparagraphs of paragraphs 4 and 5 are not permissible. Also, your replacement of the phrase "The registrant's other certifying officer(s) and I are" with "I am" in paragraph 4 as well as your deletion of the phrase "The registrant's other certifying officer(s) and" in paragraph 5 are not permissible. Please revise.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yvan-Claude Pierre, Esq.
        DLA Piper US LLP